UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                                   MFB CORP.
                               (Name of Issuer)

                        Common Stock, without par value
                        (Title of Class of Securities)

                                   55272D106
                                (CUSIP Number)

                              Paul R. Rentenbach
                              Dykema Gossett PLLC
                            400 Renaissance Center
                         Detroit, Michigan  48243-1668
                                (313) 568-6973
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               October 22, 1996
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 55272D106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 LaSalle/Kross Partners, Limited Partnership

2        Check The Appropriate Box If A Member of a Group*     (a)[ ]
                                                               (b)[X]
3        SEC Use Only

4        Source of Funds:  WC

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                          [ ]

6        Citizenship Or Place of Organization
         Delaware

                         7  Sole Voting Power
  Number of                   5,000 shares
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                   0
     Each
   Reporting             9  Sole Dispositive Power
    Person                    5,000 shares
     With
                         10 Shared Dispositive Power
                              0

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          5,000 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                   [ ]

13       Percent of Class Represented By Amount In Row (11)
         0.3%

14       Type Of Reporting Person*
         PN

Item 1.  Security and Issuer.

         This is Amendment No. 2 to the Schedule 13D filed by LaSalle/Kross Partners, Limited Partnership (the "Partnership") on August 9, 1996, relating to the common stock, without par value (the "Common Stock"), of MFB Corp. (the "Issuer"). The address of the principal executive office of the Issuer is 121 South Church Street, Mishawaka, Indiana 46546. This also constitutes Amendment No. 1 to the Schedule 13D jointly filed on behalf of the Partnership, Mr. Richard J. Nelson and Mr. Phillip J. Zwickl (the "Group").

Item 2.  Identity and Background.

         On October 22, 1996, the Partnership sold 126,700 shares of Common Stock to the Issuer, and the Group has agreed with the Issuer not to nominate any candidates for election to the Issuer's Board of Directors and not to introduce any proposed business at the 1997 Annual Meeting of Stockholders of the Issuer. Therefor, the Group has ceased to exist, and the Partnership's ownership of Common Stock has fallen below 5.0% of the outstanding Common Stock of the Issuer.

Item 4.  Purpose of Transaction.

         The primary purpose for the Partnership's purchase of shares of the Issuer is for investment. The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks. At present, the Partnership has no specific plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) By virtue of their separate ownership and control over the general partners of the Partnership, Mr. Nelson and Peter T. Kross are each deemed to beneficially own all of the 5,000 shares of Common Stock of the Issuer that the Partnership owns, constituting approximately 0.3% of the issued and outstanding shares of Common Stock, based on the number of outstanding shares reported on the Issuer's Form 10-Q Quarterly Report for the period ended June 30, 1996. Neither Mr. Nelson nor Mr. Kross beneficially owns any shares of Common Stock personally or otherwise, except for the shares owned by the Partnership itself.

         (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 5,000 shares are made jointly by the principal executive officers of the two general partners of the Partnership.

         (c) The only transactions in the Common Stock by the Partnership was the sale of 126,700 shares of Common Stock to the Issuer on October 22, 1996, at a price of $18-3/4 per share. Neither Mr. Nelson, Mr. Zwickl nor Mr. Kross have had any transactions in the Common Stock for their own accounts during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The understandings described in response to this Item in Amendment No. 1 to the Partnership's Schedule 13D have been terminated. In connection with its agreement to purchase shares from the Partnership, the Issuer has agreed to appoint a mutually acceptable person to serve as an advisory (non-voting) member of the Issuer's Board of Directors for at least 12 months.


                                  SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 1996
                         LaSALLE/KROSS PARTNERS, LIMITED PARTNERSHIP

                         By: LaSALLE CAPITAL MANAGEMENT, INC.
                               a General Partner

                                  By: /S/ RICHARD J. NELSON
                                     Richard J. Nelson, President


                         /S/ RICHARD J. NELSON
                         Richard J. Nelson


                         /S/ PHILLIP J. ZWICKL
                         Phillip J. Zwickl